GK Pastry

Income Statement

For the period January 1, 2023 to December 31, 2023

January 1, 2023 to December 31, 2023

Revenues	
Sales Revenue	149,081.87
Returns & Allowances	-106.42
Tips Collected	2.00
Other Income	1,724.62
Total Revenues	**150,702.07**

Cost of Sales	
Cost of Goods Sold	69,903.79
Total Cost of Sales	**69,903.79**

Gross Profit	**80,798.28**

Operating Expenses	
Bank & ATM Fee Expense	254.70
Business Meals Expense	1,431.04
Commission & Fees	768.00
Computer Equipment Expense	1,425.62
Dues & Membership Expense	75.00
Equipment Expense	19,473.35
Equipment Protection Fee	111.38
Facility & Utilities Expense	4,597.77
Furniture & Fixtures Expense	1,916.14
Gas & Auto Expense	4,720.15
Independent Contractor Expense	3,163.45
Insurance Expense - Business	1,918.27
Interest Expense	3,366.97
License & Fee Expense	10,779.97
Marketing & Advertising Expense	6,500.98
Merchant Fees Expense	7,001.62
Office Supply Expense	21,539.23
Parking & Tolls Expense	182.12
Payroll Expense - Payroll Tax	222.30
Payroll Expense - Salary & Wage - Gusto	1,800.00
Phone & Internet Expense	2,170.80
Postage & Shipping Expense	5,705.83
Professional Service Expense	2,493.00
Rent or Lease Expense	36,707.19
Software & Web Hosting Expense	3,387.37
Training & Education Expense	147.75
Travel & Transportation Expense	489.22
Total Operating Expenses	**142,349.22**

Total Expenses	**212,253.01**

Net Profit	**-61,550.94**

GK Pastry

Balance Sheet

For the period ending December 31, 2023

	As Of:	December 31, 2023	December 31, 2022
Assets			
Cash On Hand		400.00	0.00
Chase - Checking - 8259		1,511.49	0.00
Chase - Savings - 1009		50.00	0.00
PayPal		0.00	0.00
Square - Merchant Processor - Shokh Location		9.64	0.00
Square - Merchant Processor - Osman Location		2,391.96	0.00
Square - Merchant Processor - GK Pastry Inc		1,187.83	0.00
Stripe - Merchant Processor - GK Pastry		0.00	0.00
Security Deposit		14,426.00	0.00
Property Plant & Equipment		60,068.76	0.00
Leasehold Improvements		24,200.89	0.00
Temporary Holds		0.00	0.00
Money in transit		-200.00	0.00
Total Assets		**104,046.57**	**0.00**
Liabilities			
Chase - Credit Card - 2549		2,946.40	0.00
American Express - Credit Card - 51001		2,681.07	0.00
Chase - Credit Card - 9981		11,828.98	0.00
Chase - Credit Card - 0203		5,921.14	0.00
Credit Key - Loan payable - FastSigns Loan 463929		2,213.04	0.00
Centra Funding	Stanton Leasing - Equipment Lease Payable #1		10,153.78	0.00
Centra Funding	Stanton Leasing - Equipment Lease Payable #2		11,897.35	0.00
Credit Key - Loan Payable - 470605	Closed		2,250.32	0.00
Credit Key - Loan Payable - 444902	Closed		3,789.39	0.00
Credit Key - Loan Payable - 403171	Closed		6,016.74	0.00
Loans to/(from) Shareholder - Gulnoza Khaytenova		26,052.05	0.00
Loans to/(from) Shareholder - Khayrulla Musabaev		29,165.86	0.00
Loans to/(from) Shareholder - Khasan Musabaev		1,673.06	0.00
Loans to/(from) Shareholder - Osman Musabaev		13,712.96	0.00
Square Capital - Loan Payable		4,785.37	0.00
Total Liabilities		**135,087.51**	**0.00**
Equity			
Safe Note - Umarbek Tursunov		30,000.00	0.00
Common Stock - Osman Musabaev		100.00	0.00
Common Stock - Khasan Musabaev		100.00	0.00
Common Stock - Gulnoza Khaytenova		210.00	0.00
Common Stock - Khayrulla Musabaev		100.00	0.00
Retained Earnings		-61,550.94	0.00
Total Equity		**-31,040.94**	**0.00**
Total Liabilities and Equity		**104,046.57**	**0.00**



GK Pastry
Annual Cash Flow Statement
C-Corp

		December 31, 2023
Cash from Operating Activity		
Net Profit from Operations	$	(58,183.97)
Interest Paid	$	(3,366.97)
Taxes Paid	$	-
Net Profit	$	(61,550.94)
Accounts Payable	$	-
Accounts Receivable	$	-
Payroll Payables	$	-
Payroll Receivables	$	-
Amortization	$	-
Depreciation	$	-
Inventory	$	-
Total Cash from Operating Activitie	**$**	**(61,550.94)**
Cash from Investing Activities		
Investments To	$	-
Investments From	$	30,000.00
Leasehold Improvements	$	(24,200.89)
Intangible Assets	$	-
Property Plant & Equipment	$	(60,068.76)
Total Cash from Investing Activities	**$**	**(54,269.65)**
Cash from Financing Activities		
Credit Cards	$	23,377.59
Temporary Holds	$	-
Issuing of Common Stock	$	510.00
Loans Payable	$	111,709.92
Security Deposits Receivable	$	(14,426.00)
Year-End Adjustments	$	-
Total Cash from Financing Activities	**$**	**121,171.51**
Beginning Cash	**$**	**-**
Total Change in Cash	$	5,350.92
Ending Cash	**$**	**5,350.92**
Ending Cash in Banks Accounts	**$**	**5,350.92**
Verification	**$**	**(0.00)**